UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Sports News Corp.

Legal status of issuer

> *Form*
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> March 24, 2021

Physical address of issuer
7321 East 6th Ave, Scottsdale, AZ 85251

Website of issuer
http://www.basketballnews.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

1

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 16, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
30 (Including FTE of the Company's subsidiary)

	Most recent fiscal period-end (September 30, 2021)	Prior fiscal year-end
Total Assets	$306,616	-
Cash & Cash Equivalents	$83,873	-
Accounts Receivable	$17,500	-
Short-term Debt	$0	-
Long-term Debt	$0	-
Revenues/Sales	$121,579	-
Cost of Goods Sold	$379	-
Taxes Paid	$0	-
Net Income (Loss)	($817,052)	-

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
January 21, 2022

Sports News Corp.



Up to $1,070,000 of Crowd Notes

Sports News Corp. ("Sports News", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 16, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $600,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by April 1, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at www.basketballnews.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: http://www.seedinvest.com/sports.news

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Sports News Corp. ("the Company") is a Delaware C-corporation that was incorporated on March 24, 2021.

Sports News Corp. operates BasketballNews.com, a content website focused on basketball, via its subsidiary, Basketball News International, LLC. The Company is also developing the operation of FootballNews.com, GolfNews.com, and an E-Sports News site as part of its offering.

The Company is located at 7321 East 6th Ave, Scottsdale, AZ 85251.

The Company's website is https://www.basketballnews.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/sports.news and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	April 16, 2022

Use of proceeds	See the description of the use of proceeds on page 12 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13, and 16 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company is currently a holding company and its only material assets are its ownership interests in its subsidiary, Basketball News International LLC. The Company is dependent upon assets from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Holding Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Holding Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not have employment contracts or employees in place, as its subsidiary holds all employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into for the parent company.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has outstanding Warrants. The Company has outstanding Warrants that reserve the right to purchase 300,000 Common Shares of the Company.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The reviewed financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception as it has developed which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operating cash flow. The reviewed financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd

Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated whether registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $10,000,000 valuation cap, or the corresponding valuation cap for the appropriate Tier Note purchased by the Investor. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $10,000,000 valuation cap, or the corresponding valuation cap for the appropriate Tier Note purchased by the Investor. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $10,000,000 base valuation cap, so you should not view the $10,000,000 base valuation cap as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Sports News Corp. was incorporated on March 24, 2021 in the state of Delaware. The Company's headquarters are located in Scottsdale, Arizona.

Sports News Corp., through its subsidiary, operates BasketballNews.com, a content website focused on basketball. The primary focus of the site is the development of unique basketball content including breaking news, analysis and commentary across written articles, podcasts and videos. The proprietary platform, which is also available as a native application for both iOS and Android, is a modular, fully customizable CMS that can update all channels via a singular codebase. Through the platform, users can access all the unique content as well as scores (real time and historical), stats, standings and gambling odds and can utilize this data to create unique, sharable comparison charts.

Business Plan

Sports News Corp is the parent company that operates www.BasketballNews.com, one of the premier content networks dedicated to all things basketball. The company plans to soon launch FootballNews.com and GolfNews.com, dedicated networks for those fan bases.

Sports News Corp launched BasketballNews.com in 2020, creating a destination for basketball content online. This includes written content, podcasts and videos from NBA insiders, journalists and current/former players. Since its launch, the site has achieved 2 million page-views, building a loyal fan group that is reflected in the 2.9 million combined social media followers across all affiliated accounts.

The company also is the home to popular podcasts including *The Dunker Spo*t hosted by one of the best basketball minds online, Nekias Duncan, *The Rex Chapman Show* from former NBA star Rex Chapman, and his co-host actor Josh Hopkins, and *Neat and Unfiltered* with NBA All-Star Kenyon Martin (upcoming season to be finalized). Guests on these shows include notable names such as Mark Cuban, Shaq, Steph Curry and Steve Kerr.

Currently, the Company's focus has turned to continued growth via basketball expansion into NCAA and gaming, which has helped the company attract recent advertising partnerships. While still in the early stages of monetization, we believe BasketballNews.com has shown the company's ability to drive engagement resulting in revenue.

This is especially important as the company looks to launch the sister sites of BasketballNews.com in 2022 via the already acquired domains FootballNews.com and GolfNews.com that will follow the same model of news, podcasts and social media engagement.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Operations	75%	75%	35%
Expansion - New Sites	25%	25%	30%
Marketing	-	-	25%
M&A	-	-	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company. This may include paying down Demand Promissory Notes which are detailed in this document.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities

Chad Horstman	Founder & Chairman	Chad provides leadership, oversite and vision for the company. As the founder, Chad is also the primary financial backer for Sports News Corp and Basketball News International LLC.
Charley Clemens	COO	Charley oversees day-to-day operations for BasketballNews.com. This includes planning, reporting and contract reviews among other things.
Scott Hale	CEO	As the CEO of BasketballNews.com, Scott is the leader of the company and focuses on vision, sales, content, expansion and general oversight of the business.
Alex Kennedy	CCO	Alex oversees all content for BasketballNews.com and leads the team of full-time and freelance contributors that provide content for the website and podcasts.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,000,000	Yes	N/A	100%	N/A
Common Stock Warrants	300,000	Yes, If Exercised	N/A	N/A	N/A

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and trade liabilities.

Ownership
A majority of the Company is owned by Chad Horstman, the Founder, President, and Chairman.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (fully-diluted)
Chad Horstman	3,700,000 Common Stock	86.05%

The Company operates the BasketballNews.com website through its subsidiary, Basketball News International, LLC ("Basketball News"). The Company owns 100% of the voting equity of Basketball News. Basketball News has issued non-voting incentive units as "profits interests" to certain key employees and content creators that, on a fully-diluted basis, comprise approximately 12.6% to the total equity of Basketball News with the Company owning the other approximately 87.4%.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Sports News Corp. was incorporated on March 24, 2021 in the state of Delaware and the Company's headquarters are located in Scottsdale, Arizona.

Sports News Corp. operates BasketballNews.com, a content website focused on basketball. The primary focus of the site is the development of unique basketball content including breaking news, analysis and commentary across written articles, podcasts and videos. The proprietary platform, which is also available as a native application for both iOS and Android, is a modular, fully customizable CMS that can update all channels via a singular codebase. Through the platform, users can access all the unique content as well as scores (real time and historical), stats, standings and gambling odds and can utilize this data to create unique, sharable comparison charts.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $60,000 in cash on hand as of October 31, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The Crowd Notes are being offered with a base valuation cap of $10,000,000; however, Tier Notes are being offered with discounted valuation caps.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has completed a prior fundraising round for shares of its Common Equity as well as Warrants for its Common Equity, for a total investment of $500,000. This investment round was completed in March 2021 and shares were purchased at a pre-money valuation of $3,500,000.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority in interest of the outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10,000,000 valuation cap (or the corresponding valuation cap for the appropriate Tier Note purchased by the Investor) if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $10,000,000 valuation cap (or the corresponding valuation cap for the appropriate Tier Note purchased by the Investor).

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $600,000 between the Combined Offerings under Regulation CF and Regulation D, which will need to be met before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors may be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has participated in the following related party transactions:

The Company loaned money to the founder Chad Horstman in the amount of $25,000. There is no contract put in place. As of September 30, 2021, the outstanding balance is $25,000 and it is classified under current assets.

In October of 2021, the company entered into a Promissory Note agreement with the founder and received $75,000. Between November 2021 and January 2022, the Company entered into additional Promissory Note agreements for total principal received of $175,000. For the avoidance of doubt, the outstanding Promissory Notes as of January 2022 are worth a total principal of $250,000. The Notes bear an interest rate of 8%. The unpaid Principal Amount of the Notes and all accrued and unpaid interest shall be due and payable on demand by the holder.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Chad Horstman*
_____
(Signature)

Chad Horstman
_____
(Name)

Founder & Chairman
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Chad Horstman*
_____
(Signature)

Chad Horstman
_____
(Name)

Founder & Chairman
_____
(Title)

January 21, 2022
_____
(Date)

/s/ *Charley Clemens*
_____
(Signature)

Charley Clemens
_____
(Name)

Chief Operating Officer
_____
(Title)

January 21, 2022
_____
(Date)

/s/ *Scott Hale*
_____
(Signature)

Scott Hale
_____
(Name)

CEO
_____
(Title)

January 21, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SPORTS NEWS CORP.

CONSOLIDATED FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 24, 2021) PERIOD ENDED SEPTEMBER 30, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Sports News Corp.
Scottsdale, Arizona

We have reviewed the accompanying consolidated financial statements of Sports News Corp. (the "Company,"), which comprise the consolidated balance sheet as of September 30, 2021, and the related consolidated statement of operations, statement of equity (deficit), and cash flows for the period from Inception (March 24, 2021) to September 30, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 14, 2021

Sports News Corp.
BALANCE SHEET
(UNAUDITED)

As of September 30,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	83,873
Accounts receivable, net		17,500
Due from related party		25,000
Total current assets		**126,373**
Intangible assets		180,243
Total assets	**$**	**306,616**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit card	$	0
Total current liabilities		**0**
Total liabilities		**0**
STOCKHOLDERS' EQUITY		
Common stock		-
Additional paid in capital		1,123,669
Accumulated deficit		(817,052)
Total stockholders' equity		**306,616**
Total liabilities and stockholders' equity	**$**	**306,616**

See accompanying notes to financial statements.

Inception (March 24, 2021)	September 30, 2021	
(USD $ in Dollars)		
Net revenue	$	121,579
Cost of goods sold		379
Gross profit		121,200
Operating expenses		
General and administrative		866,502
Sales and marketing		71,750
Total operating expenses		938,253
Operating income/(loss)		(817,052)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(817,052)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	**(817,052)**

See accompanying notes to financial statements.

SPORTS NEWS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Shares Amount		Additional Paid in Capital		Accumulated Deficit		Stockholders' Equity	
Inception date (March 24, 2021)	-	$ -	$	-	$	-	$	-
Issuance of shares & merger				1,123,669				1,123,669
Shared- based compensation								-
Net income/(loss)						(817,052)		(817,052)
Balance—September 30, 2021	-	$ -	$	1,123,669	$	(817,052)	$	306,616

See accompanying notes to financial statements.

SPORTS NEWS CORP.
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

Inception (March 24, 2021)		September 30, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(817,052)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangible assets		20,027
Shared- based compensation		-
Changes in operating assets and liabilities:		
Accounts receivable, net		(17,500)
Due from related party		(25,000)
Credit card		0
Net cash provided/(used) by operating activities		**(839,525)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of intangible assets		(200,270)
Net cash provided/(used) in investing activities		**(200,270)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder contributions		1,123,669
Net cash provided/(used) by financing activities		**1,123,669**
Change in cash		83,873
Cash—beginning of year		-
Cash—end of year	$	**83,873**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sports News Corp. was incorporated on March 24, 2021 in the state of Delaware. The financial statements of Sports News Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

Sports News Corp. operates BasketballNews.com, a content website focused on basketball. The primary focus of the site is the development of unique basketball content including breaking news, analysis and commentary across written articles, podcasts and videos. The propriety platform, which is also available as a native application for both iOS and Android, is a modular, fully customizable CMS that can update all channels via a singular codebase. Through the platform, users can access all the unique content as well as scores (real time and historical), stats, standings and gambling odds and can utilize this data to create unique, sharable comparison charts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation. On March 25, 2021, the Company executed an all stock merger with Basketball News International LLC . Note that both entities had common ownership and the transaction was accounted as business combination of entities under common control in accordance with ASC 805. The net assets of Basketball News International LLC were transferred at their historical cost.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2021, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its expenses for developing of the website which be amortized over the expected period to be benefitted, not to exceed 10 years.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company had net operating losses of $817,052 at federal and state level. The Company fully reserved the related deferred tax asset. Consequently, the tax provision and deferred tax asset amounted to zero as of September 30, 2021.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company revenues are derived from its subsidiary company Basketball News International LLC.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to period ended September 30, 2021 amounted to $71,750, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 14, 2021, which is the date the financial statements were issued.

SPORTS NEWS CORP.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO SEPTEMBER 30, 2021

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. **INTANGIBLE ASSETS**

As of September 30, 2021, intangible asset consists of:

As of Year Ended September 30,		2021
Software	$	200,270
Intangible assets, at cost		**200,270**
Accumulated amortization		(20,027)
Intangible assets, Net	**$**	**180,243**

Amortization expense for website for the period from inception to September 30, 2021 was in the amount of $20,027.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period	Amortization Expense
2022	$ 20,027
2022	20,027
2023	20,027
2024	20,027
Thereafter	100,135
Total	**$ 180,243**

4.   STOCKERHOLDERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Chad Horstman	100.0%
TOTAL	**100.0%**

5.   RELATED PARTY

The Company loaned the money to the founder Chad Horstman in the amount of $25,000. There is no contract put in place. As of September 30, 2021, the outstanding balance is $25,000 and it is classified under current assets.

On October 21, 2021, the company entered into the Promissory Note agreement with the founder and the owner Chad Horstman and received $ 75,000. The Note bears an interest rate of 8%. The unpaid Principal Amount of this Note and all accrued and unpaid interest shall be due and payable on demand by Holder

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2021 through November 14, 2021 the date the financial statements were available to be issued.

On September 27, 2021, the company entered into the Promissory Note agreement with the founder and the owner Chad Horstman and received $ 75,000. The Note bears an interest rate of 8%. The unpaid Principal Amount of this Note and all accrued and unpaid interest shall be due and payable on demand by Holder. The note was funded subsequent to September 30, 2021.

On October 21, 2021, the company entered into the Promissory Note agreement with the founder and the owner Chad Horstman and received $ 75,000. The Note bears an interest rate of 8%. The unpaid Principal Amount of this Note and all accrued and unpaid interest shall be due and payable on demand by Holder

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $817,052, an operating cash flow loss of $839,525 and liquid assets in cash of $83,873 which less than a year worth of cash reserves as of September 30, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
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Sports News Corp

Sports content company providing in-depth digital coverage of basketball, football, golf, and more.

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Minimum	Valuation cap	Security Type

INVEST IN SPORTS NEWS CORP

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.basketballnews.com

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Sports News Corp is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

Risks & Disclosures

Form C

Data Room

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Company Highlights

> Staff features notable creators and athletes including Rex Chapman, Kenyon Martin, Etan Thomas, James Posey, Alex Kennedy, Nekias Duncan, and Matt Babcock.

> Achieved over 2.8 million page views on the flagship BasketballNews.com website.

> Notable guests such as Mark Cuban, Steph Curry, Shaquille O'Neal, Steve Kerr, Isiah Thomas, Raekwon, Chris Webber, Dwight Howard, Method Man, Gary Payton, and Clyde Drexler have appeared on BasketballNews.com podcasts.

> Plan to launch already acquired domains FootballNews.com and GolfNews.com in 2022.

> Built an engaged digital community across BasketballNews.com website, native application, and social platforms - with over 1.1 million social media followers across BasketballNews accounts and over 2.7 million combined podcast downloads and YouTube channel views.

Fundraise Highlights

> Total Round Size: US $2,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Crowd Note

> Valuation Cap: US $10,000,000

> Target Minimum Raise Amount: US $600,000

> Offering Type: Side by Side Offering

Sports News Corp is the parent company to BasketballNews.com, one of the premier content networks dedicated to all things basketball. The company plans to soon launch FootballNews.com and GolfNews.com to provide in-depth coverage of those sports too.

Sports News Corp launched BasketballNews.com in 2020, creating a destination for in-depth basketball content online. This includes written content, podcasts and videos from NBA insiders, journalists, and current/former players. Since its launch, the site has achieved 2.8 million page-views, building a loyal fan group that is reflected in the 1.1 million combined social-media followers across BasketballNews.com's accounts.

The company is also home to popular podcasts including:

● The Dunker Spot, which is hosted by one of the best basketball minds online, Nekias Duncan, and former NBA assistant coach Steve Jones Jr.

● The Rex Chapman Show, which features former NBA star Rex Chapman and his co-host actor Josh Hopkins.

● Neat and Unfiltered with NBA All-Star Kenyon Martin and rap legend Jadakiss (upcoming season to be finalized).

BasketballNews.com's podcast network includes 11 shows, with appearances from notable guests such as Mark Cuban, Shaquille O'Neal, Stephen Curry, Steve Kerr, Isiah Thomas, Ray Allen, Raekwon, Gary Payton, Rick Pitino, Clyde Drexler, Penny Hardaway, Method Man, Chris Webber, Rudy Gobert, Gilbert Arenas, Dwight Howard, Jermaine O'Neal, Gabrielle Union, and Daniel Wu - among others.

Currently, the company's focus has turned to continued growth via basketball expansion into NCAA, gambling, and fantasy sports, which has helped the company attract recent advertising partnerships. While still in the early stages of monetization, we believe BasketballNews.com has shown the ability to drive engagement resulting in revenue.

We believe this is especially important as the company looks to launch the sister sites of BasketballNews.com in 2022, via the already-acquired domains of FootballNews.com and GolfNews.com. We plan for these sites to follow the same model of news, podcasts, and social-media engagement as BasketballNews.com.

Gallery



Alex Kennedy at the Tampa Bay Pro Combine.
Chief Content Officer Alex Kennedy live at the Tampa Bay Pro Combine presented by BasketballNews.com.

Media Mentions

     
     
     
     
  

The Team

Founders and Officers



Chad Horstman
FOUNDER

Chad Horstman is the founder of Sports News Corp. Prior to this venture, Chad was the founder and CEO of Yandy.com, a company he grew and exited successfully. He is also a member of Canal Partners, one of the largest Private Equity groups in Arizona.



Scott Hale
CEO

Scott Hale is a former Division 1 athlete with over 20 years of sports and entertainment marketing/production experience including Warner Brothers, Universal Studios, and adidas (where he worked on the Muhammad Ali and NBA accounts).



Charley Clemens
COO

Charley Clemens is the former COO and CMO of Yandy.com which he helped exit and transition post-transaction. He brings deep experience in SEO/internet marketing and business operations including finance and information technology.



Alex Kennedy
CCO

Alex Kennedy is an established NBA insider with more than 15 years of experience. He is the former editor of one of the largest basketball websites, HoopsHype.com. He was also the managing editor of USA TODAY Sports' NBA Wire network.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $600,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $10,000,000 US $7,000,000 for a Tier 1 Note (1st Discount) US $8,000,000 for a Tier 2 Note (2nd Discount)
Interest rate:	5.0%
Note term:	36 months

Additional Terms

Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While BasketballNews.com has set an overall target minimum of US $600,000 for the round, BasketballNews.com must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to BasketballNews.com's Form C.
Regulation CF cap:	While BasketballNews.com is offering up to US $2,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised | If Maximum Amount Is Raised

● Operations ● Expansion - New Sites

● Operations ● Expansion - New Sites ● Marketing
● M&A

Investor Perks

Tier 1 - Investments between **$2,000 and $4,999**: Receive a BasketballNews.com hoodie.

Tier 2 - Investments between **$5,000 and $9,999**: Receive an autographed James Posey basketball along with Tier 1 perk.

Tier 3 - Investments between **$10,000 and $24,999**: Receive an autographed Rex Chapman jersey along with the Tier 1 and Tier 2 perks.

Tier 4 - Investments between **$25,000 and $49,999**: Receive an invite to the BasketballNews.com party during NBA Summer League 2022 in Las Vegas, along with the Tier 1, Tier 2, and Tier 3 perks.

Tier 5 - Investments **$50,000 and above**: Receive an invite to an NBA game suite with the BasketballNews.com executives and team members, along with the Tier 1, Tier 2, Tier 3, and Tier 4 perks.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Sports News Corp's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $500,000
Closed Date	Mar 25, 2021
Security Type	Common Equity
Pre-Money valuation	US $3,500,000

Market Landscape

Sports News Corp aims to be the premier site in the sports news vertical, providing specialized content for hardcore sports fanatics and casual basketball, football, and golf followers. Since launching BasketballNews.com in 2020, we believe the company has developed a successful formula that we plan to replicate with sister sites in 2022 and beyond.

In-Depth Analysis from Well-Known Journalists

BasketballNews.com is staffed by a combination of full-time and contract journalists, each with prior experience at competitor outlets and built-in followings, allowing us to drive traffic to our content from social media.

Content from Professional Athletes and Celebrities

Prominent names have associated themselves with BasketballNews.com, producing exclusive content from their unique, credible perspective.

A Focus on Social Media and SEO

BasketballNews.com drives traffic and engagement to the platform and channel mix via the methods above, but also with the company's social accounts and optimized website, which is already ranking for many key terms within the basketball space.

Competitors and Market Landscape

Sports News Corp considers many established sports content providers to be direct competitors. This includes big names such as ESPN and Bleacher Report, and some newcomers like Barstool Sports and The Athletic, although we plan to focus more granularly on the four major sports. We would also consider those companies potential acquisition partners for an exit in the future. Given that football is the most popular sport in the United States (38% of total viewership vs. 15% for basketball), we believe that FootballNews.com will be the most popular of all our websites post-launch. With the addition of GolfNews.com, the company will be covering three of the most-popular sports in the United States.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company is a holding company and its only material assets are its ownership interests in its subsidiary, Basketball News International LLC. The Company is dependent upon assets from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Holding Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Holding Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 2-3 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively low. The Company currently has approximately 2-3 months of runway of October 31, 2021. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company does not have an employment contracts or employees in place, as its subsidiary holds all employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into for the parent company.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its prior common equity offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has participated in Related Party Transactions. The Company has loaned funds to the founder in the amount of $25,000. There is no contract put in place to govern this transaction. As of September 30, 2021, the outstanding balance is $25,000 and it is classified under current assets. On October 21, 2021, the company entered into a Promissory Note agreement with the founder and received $75,000. In November and December of 2021, the Company entered into additional Promissory Note agreements for total principal received of $175,000. The Notes bear an interest rate of 8%. The unpaid Principal Amount of the Notes and all accrued and unpaid interest shall be due and payable on demand by the holder.

The Company has outstanding Warrants. The Company has outstanding Warrants that reserve the right to purchase 300,000 Common Shares of the Company at an exercise price of $1.00 per share. The Warrant exercise period expires in April of 2022.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The reviewed financial statements have been prepared by an independent CPA assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred certain losses from inception as it has developed which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The reviewed financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Sports News Corp's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Sports News Corp's Form C

Data Room

NAME	LAST MODIFIED	TYPE
❯ 🗀 Financials (3 files)	Jul 21, 2021	Folder
❯ 🗀 Fundraising Round (1 file)	Jul 21, 2021	Folder
❯ 🗀 Investor Agreements (1 file)	Jul 21, 2021	Folder
❯ 🗀 Miscellaneous (4 files)	Jul 21, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Sports News Corp

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Sports News Corp. Once Sports News Corp accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Sports News Corp in exchange for your securities. At that point, you will be a proud owner in Sports News Corp.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Sports News Corp has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Sports News Corp does not plan to list these securities on a national exchange or another secondary market. At some point Sports News Corp may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Sports News Corp either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Sports News Corp's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Sports News Corp's Form C. The Form C includes important details about Sports News Corp's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



THE OPPORTUNITY

- Sports-related revenue was estimated at $73.04 billion in 2021, and it's expected to rise to $83.10 billion by 2023.

- The 10 most popular sports websites drive an estimated 377 million visitors per month.

- In 2021, live sporting events drew an estimated 154 million views in the United States.

- Sports-related podcasts account for 17% of all podcast downloads, an industry that generated an estimated $842 million in advertising revenue in 2020.

THE PROBLEM

Sports and media sites cover all sports, but their coverage is not in-depth. There is a need for a dedicated authority that provides in-depth coverage unique to each sport.



THE SOLUTION

SPORTS NEWS CORP AIMS TO BE THE AUTHORITY IN THE SPORTS MEDIA SPACE

 **DOMAINS**

BasketballNews.com – Live

FootballNews.com – Coming 2022

GolfNews.com – Coming 2022

 **CONTENT**

In-depth articles and analysis, breaking news, firs - person pieces, podcasts and live videos provide unparalleled content for each domain.

 **PLATFORM**

Proprietary, modular CMS that powers the website and native application for each site. New sites can be spun-up quickly and operate o the same codebase to save resources.

ANALYTICS

Deep proprietary analytics, charts, statistics, live scores and odds for novice and hardcore sports fans.

 **STAFF**

Experienced, seasoned journalists and current/former pro athletes provide a unique perspective for each sport.

SPORTS SPONSORSHIP MARKET

GLOBAL SPORTS SPONSORSHIP SPENDING: **$57B** IN 2020

NBA
SPONSORSHIP
REVENUE

$1.4B IN 2020/2021

NFL
SPONSORSHIP
REVENUE

$1.4B IN 2020

GOLF
SPONSORSHIP
REVENUE

$1.82B IN 2016

THE MARKET

NBA MARKET IS GROWING



NBA 2021



24B VIEWS



2.3B ENGAGEMENT



+18M FOLLOWERS



1.94B VIEWS

- The NBA was the #1 trending Google search in the U.S. in 2021

- The NBA was the most-viewed and most-engaged pro sports league account on social media in 2021, driving 24 billion views and 2.3 billion engagements across platforms

- The NBA added 18 million followers in 2021 across Facebook, Twitter, Instagram, YouTube and TikTok combined, the highest total of any pro U.S. sports league

- 2021 was the most-viewed year in the NBA YouTube channel's 16-year history (1.94 billion views)

THE MARKET
NFL MARKET IS GROWING



2021 SEASON
TV + DIGITAL

16.9M

AVERAGE VIEWERS
PER NFL GAME

+7%

VIEWERS INCREASED
VS. 2020 SEASON

- 16.9 million avg. viewers per game (TV + Digital), up 7% vs. 2020

- NFL games are 47 of the top-50 most-viewed shows on TV since the start of the 2021 season

- 65% of adults say they follow the NFL in some form, including 74% of American men



THE MARKET

PODCASTS CONTINUE TO GROW IN POPULARITY - US MARKET STATS

$842 MILLION
2020 EXPECTED AD SPENDING

$1+ BILLION
2021 EXPECTED REVENUE



Podcast advertising revenue, 2015 - 2021 (in millions)

■ Self-Reported

65% CAGR

FY 2015	$105.7
FY 2016	$169.1
FY 2017	$313.9
FY 2018	$479.1
FY 2019*	$678.7
FY 2020*	$863.4
FY 2021*	$1,044.8

$0 $200 $400 $600 $800 $1000 $1200

(Source: Statista)

*11 Podcasts already launched on **BasketballNews.com** with some of the most well-known names in basketball.*

THE MARKET

RELATED: GAMBLING AND PAID FANTASY ARE GROWING MARKETS

Online Gambling Market Size (US Billions)



Year	Market Size
2016	$41.77B
2017	$47.11B
2018	$51.96B
2019	$55.19B
2020	$59.79B

ADVERTISING CAMPAIGNS

DRAFT KINGS

BET QL

PRIZEPICKS



BasketballNews.com has already run advertising campaigns for gambling-related businesses on the platform, podcasts and live shows.

THE PLATFORM

- Proprietary, modular CMS that can be used to power all domains
- Built in REACT to provide one easy-to-update codebase for website, iOS and Android native applications
- Responsive, mobile-first design with speed and SEO in mind
- Next-level charting and statistics technology
  - Historical and live data
  - Compare current and historical players
  - Unique, deep data – perfect for fantasy and sports-betting enthusiasts

BASKETBALL NEWS
Leaders
Teams
Players
POINTS
Show Cumulative
James Harden
Giannis Antetokounmpo
Damian Lillard
Trae Young
Bradley Beal
Show More

BASKETBALL NEWS
Lakers' Rajon Rondo to opt out, hit free agency
TOP NEWS
Morey on Sixers: 'Goal is to win a championship'
Bulls add Maurice Cheeks to coaching staff
Silver express urgency on call with GMs
Josh Longstaff joins Bulls as assistant

GolfNews.com

FOOTBALLNEWS.com

Download on the App Store

GET IT ON Google Play

CURRENT ACCOMPLISHMENTS

LAUNCHED BASKETBALLNEWS.COM IN AUGUST 2020


BASKETBALL NEWS .COM

SOCIAL STATS

 1.2M

 44.4K

 19.6K

WEBSITE STATS

1.8M
USERS

2.4M
SESSIONS

2.8M
PAGE VIEWS

PODCASTS

Combined Listens And Views

2.7M

Notable Guests

· Mark Cuban
· Steph Curry
· Shaquille O'Neal
· Chris Webber
· Gabrielle Union
· Ray Allen

· Daniel Wu
· Michael Rapaport
· Dwight Howard
· Penny Hardaway
· Clyde Drexler
· David West

LIVE STREAMING VIEWS

1.9M
SINCE
DEBUT

353K
OVER A 5 DAY
SPAN THIS
OFF SEASON

210K+
2021 NBA
DRAFT SHOW

STATS AS OF EOY 2021

CURRENT ACCOMPLISHMENTS

CURRENT AND FORMER BASKETBALLNEWS.COM NBA PLAYER AND CELEBRITY CONTRIBUTORS



Rex Chapman
Writer and Podcaster

12-year NBA veteran, social-media personality



Etan Thomas
Writer & Podcaster

11-year NBA veteran, author, writer for ESPN, The Guardian, CNN and more

Jadakiss



Kenyon Martin
Writer and Podcaster

NBA All-Star, No. 1 overall pick, 15-year NBA veteran



Josh Hopkins
Co-host

Actor who has appeared in TV series and films such as "Quantico," "Private Practice" and "The Perfect Storm"



Troy Brown Jr.




Corey Brewer




Quinn Cook



Mo Speights

Jeff Pearlman

James Posey
Writer and Podcaster

3-time NBA champion, 12-year NBA veteran, former NBA coach

CURRENT ACCOMPLISHMENTS

BASKETBALLNEWS.COM SEASONED JOURNALISTS



Alex Kennedy
Chief Content Officer

NBA insider, former editor for HoopsHype and USA TODAY Sports



Nekias Duncan
Writer and Podcaster

Former writer for Bleacher Report and SB Nation

Tommy Beer
Freelance Writer

Former NBA content provider for Forbes



Matt Babcock
Sr. NBA Draft Analyst

Former Certified NBPA and FIBA agent



Moke Hamilton
Senior Writer/Editor

Former NBA content provider for SportsNet New York



Evan Sidery
Writer

Former writer for Forbes and SB Nation's Bright Side of the Sun



Spencer Davis
Senior Writer/Editor

His work has appeared on Bleacher Report, USA TODAY, Fox Sports and more

Jackson Frank
Freelance Writer

Freelance NBA writer and podcaster

CURRENT ACCOMPLISHMENTS

BASKETBALLNEWS.COM PODCAST NETWORK



















THE REX CHAPMAN SHOW
WITH JOSH HOPKINS
Neat & UNFILTERED
With KENYON MARTIN Sr. & JADAKISS
NBA TOP SHOT WEEKLY
THE POSECAST
THE JAMES POSEY PODCAST
THE ALEX KENNEDY PODCAST
THE FOLLOW THROUGH
DISHES & DIMES
A BASKETBALL PODCAST
THE REMATCH
THE RAW TRUTH
KEEPIN' IT 94
THE DUNKER SPOT
WITH NEKIAS DUNCAN & STEVE JONES JR.
NOTHING BUT BETS

Spotify
iTunes
YouTube





GUEST HIGHLIGHTS



Mark Cuban



Shaq



Steph Curry



Steve Kerr

ADVERTISING PARTNERSHIPS AND REVENUE

BASKETBALLNEWS.COM HAS ACHIEVED REVENUE FROM ESTABLISHED BRANDS AND NETWORKS

- **2021 REVENUE: $158,000**

- **2021 ADVERTISING-CAMPAIGN EXAMPLES**










- **ADVERTISING NETWORK PARTNERS**






FootballNews.com, GolfNews.com will utilize established network partners and drive revenue from the BasketballNews.com sales pipeline.



* 2021 revenue is unaudited.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BASKETBALLNEWS.COM ADMIN TEAM AND ADVISORS



Scott Hale
Chief Executive Offic

- Former Division I athlete with over 20 years of sports and entertainment marketing/production experience including Warner Brothers, Universal Studios, and Adidas where he worked on the Muhammad Ali and NBA accounts

- Successfully launched and operated an e-commerce brand selling basketball-related streetwear prior to joining BasketballNews.com



Chad Horstman
Founder and Managing Partner

- Founder and former CEO of Yandy.com, an e-commerce startup, which he exited successfully and was later sold to Playboy

- Served on the early stage team at iCrossing (exited to Hearst $325M) and is a Partner at Canal Partners



Charley Clemens
Chief Operating Offic

- Former COO and CMO of Yandy.com which he helped exit and transition post-transaction

- Deep experience in SEO/internet marketing and business operations including finance and information technology



Alex Kennedy
Chief Content Offic

- Former writer, editor and podcaster at one of the largest basketball websites, HoopsHype.com

- Former managing editor of USA TODAY Sports' NBA Wire network, launching 9 websites (such as Warriors Wire, Celtics Wire, LeBron Wire, etc.)

- Established NBA insider with 15 years of experience as a credentialed reporter

- His Twitter account (@AlexKennedyNBA) has been featured in NBA 2K video games since 2015

BUSINESS MODEL

THE BASKETBALLNEWS.COM MODEL WILL BE APPLIED TO NEW SITES

NATIVE ADVERTISING

- Site sponsorships and integration with ad networks.
- Freestar, the leading monetization partner for content publishers, accepted us into their advertising network

PODCAST ADVERTISING

Featured podcast sponsorships and monetization via third-party platforms

MERCHANDISE

e-Commerce platform

- Podcast merchandise
- Licensed merchandise
- Merchandise for sports fans
- Branded merchandise

INTEGRATION WITH GAMBLING, FANTASY AND ESPORTS

- Integrate fantasy into our app
- App betting integration via partnership
- eSports team partnerships
- Dedicated and sponsored gambling/fantasy content for partners

FOOTBALLNEWS.COM
JUNE 2022 PLANNED LAUNCH DATE



- **NFL and NCAA Football news, analysis and content from well-known journalists and current/former college and professional players**
  - Website
  - Native iOS and Android applications
  - Podcasts, videos and live-streams

- **Built on the Sports News Corp CMS powering BasketballNews.com**
  - Stats and Charts
  - Live scores
  - Player and team info
  - Team standings and rankings

- **Content for all major football events including:**
  - NFL Draft and free agency
  - NFL season and playoffs
  - NCAA recruiting
  - NCAA season, rankings and playoffs

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

GOLFNEWS.COM

AUGUST 2022 PLANNED LAUNCH DATE


GolfNews
.COM

- **PGA news, analysis and content from well-known journalists and current/former tour players**
  - Website
  - Native iOS and Android applications
  - Podcasts, videos and live-streams

- **Built on the Sports News Corp CMS powering BasketballNews.com**
  - Stats and Charts
  - Live results
  - Player info
  - Player and tour rankings and earnings

- **Content for all major golf events including:**
  - PGA Tour events
  - Major events as The Masters
  - Championship events

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

GROWTH PLAN FOR 2022 AND BEYOND

EXPANSION

- **Launch the sister sites of BasketballNews.com, each with their own staff, articles and podcasts**
  - FootballNews.com - Coming 2022
  - GolfNews.com - Coming 2022
- **BasketballNews.com Site Expansion**
  - **Additional Leagues**
    - NCAA
    - WNBA
    - Olympics/FIBA
    - International leagues
  - **Site Translation and International Expansion**
  - **Updated and Deeper Stats**
- **Larger focus on gambling and fantasy**
  - Gambling news and articles
  - Fantasy stats and articles
- **eSports Content**
  - Professional league coverage
  - Talent and guests playing sports-related video games
- **Live-streaming**
  - Watch parties and takeovers
  - Daily news shows

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

GROWTH PLAN FOR 2022 AND BEYOND

PLATFORM ENHANCEMENTS TO INCREASE READERSHIP AND GROW REVENUE

■ **Integration with major news applications**

- Google
- Apple
  - Yahoo

■ **Leverage and grow social-media channels**

- Internal
- Talent

■ **Promote and continuously improve charting and stats**

- Get users to share their comparisons
- Contests to see who can create the best teams, matchups, etc

■ **Drive native application installations**

- Utilize notifications to drive users back to the site

■ **Drive traffic via SEO/Organic Search**

- Historical data
- Player names
  - Team names

■ **Expand email marketing**

TIMELINE

IMPORTANT FUTURE TARGET DATES FOR SPORTS NEWS CORP.



JUNE 2022

Site Launch

AUGUST 2022

Site Launch

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

PROJECTIONS

BY 2025 WE PROJECT $10M IN REVENUE

5 year projected revenue



	2021	2022	2023	2024	2025
	$158k	$1M	$3M	$5M	$10M

$12.5M
$10M
$7.5M
$5M
$2.5M

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



THANK YOU!

EXHIBIT E

Video Transcript

Sports News Corp.

"BasketballNews Podcast Network"
Overview

[Intro text: "BasketballNews.com Podcast Network Presents"...]

[Transition to clips of 'The Rex Chapman Show']

Shaquille O'Neal: "We played together, had our fights and battles together, and then when we did that Lakers sit down interview, Kobe said, 'Hey man… you remember when I came into the locker room and wanted to see Penny and he blew me off?'... 'I was like, that was you?!'... and then, 'Yeah, that was me!"

[Transition to another 'The Rex Chapman Show' clip]

Isaiah Thomas: "Just tell me what you want me to do and I will get that done for you. And then we came to a good understanding."

Rex Chapman: "He responded well to that?"

Isaiah: "No, he didn't… He kicked me out of practice…" *[Laughter]*

[Transition to another 'The Rex Chapman Show' clip]

Rex: "Are you the MVP this year?"

Steph Curry: "I mean, I gotta be… I gotta be. I probably won't get it, but I guess, whatever." "No, no… don't say that…" "I just said, I like to be dramatic sometimes, so I'm just setting the table..."

Rex: "I know you do, I know you do!"

[Transition to another 'The Rex Chapman Show' clip]

Josh Hopkins: "... were something unbelievable…"

Steve Kerr: "Josh… I don't keep track of that, but uhh…" "Leave that to me!" "Forty-five point three one… I think" *[Laughter]*

[Transition to clips of 'The Posecast with James Posey']

Zach Randolph: "You know, Blake is so strong, you know he gon' clip you and try to do all the little dirty sh– for the refs don't see. So he had me locked, so I thought he was going to break my arm, so what I did, I just put my weight on him, I just fell on him, so, because he had my arm locked. But when I fell on it, it just looked like it - sh– I don't know man, my left hand got by a stroke." *[Laughter]*

[Transition to another 'The Posecast' clip]

Ray Allen: "You just have to figure out a way, to just kinda keep your head down and just keep moving. Because from the minute you think you're good enough, you know, the situation will show you that… you're not so good."

[Transition to another 'The Posecast' clip]

James Posey: "Lebron James gets number 6… you know anything about that?"

Mario Chalmers: "I know the real story!" "What's the real story? That's what we want to know!" "The real story is this…"

[Transition to clips of 'Neat & Unfiltered']

Gary Payton: "We went to the owner… they were trying to trade us. And I said, 'Hey, if you want to trade me, good.' I said, 'But I'm not getting an opportunity here. I gotta play the way I want to play.'"

[Transition to another 'Neat & Unfiltered' clip]

Michael Rapapport: "You know, you shoot it, and then you do it again, and then you shoot it again. And I love that, but you know, you don't see the finished product sometimes for months and months and months… And that's dope too... It's a different skill set, but that immediacy of stand-up comedy is the best thing."

[Transition to another 'Neat & Unfiltered' clip]

Kenyon Martin: "To the point where they would have had to contemplate suspending me, like, you know what I'm saying."

Jadakiss: "You would've took it all the way there?!"

Kenyon: "Look, I would've acted a fool, man! Like… 'Kiss, I would've acted a goddamn fool. Listen."

[Transition to clips of 'The Rematch with Etan Thomas']

Mark Cuban: "And I'll never forget, because he called me up and he goes, 'They offered me more than Mike Bibby.' You know, Mike Bibby had just gotten a big contract. And I had written down on this calendar thing in my office, still at the arena, I refuse to move it, it's still there, where it says, 'Nash: Mike Bibby Money.'" *[Laughter]*

[Transition to another 'The Rematch' clip]

Etan Thomas: "You know, I wrote an article that came out this morning in 'The Guardian'. I talk about you and Craig Hodges… the sacrifices that you all had to make for players like Draymond Green, like Lebron and Steph Curry, and all the players to be able to speak so freely."

[Transition to another 'The Rematch' clip]

Etan Thomas: "You know, they put certain Black faces on TV to have certain positions. So, to have you all as that voice, it's important. How important is it to you to wick some of that consciousness and to do those things as you are doing your regular commentating?"

[Animation of basketball into player dunking that ball, and the animation turning into the closing text: "BasketballNews.com: Podcast Network Presents"…]

_